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                                                            Filed by GBC Bancorp
                           pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                                    Commission File No.: 0-16213
                                                    Subject Company: GBC Bancorp

Slide 1: This slide is titled "Creating the Leading Business and Retail Bank Focused on the Asian-American Community - May 2003" and contains the logos of Cathay Bank and General Bank.

Slide 2: This slide is titled "Forward Looking Statements" and contains the following text:

         This document contains forward-looking statements within the meaning of
         Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by their use of forward-looking terminology such as "creates," "believes," "benefits," "intends," "expects," and "pro forma" and similar words. Such forward-looking statements include, but are not limited to, statements regarding the likelihood and timing of the closing of the merger; the expected benefits and synergies of the merger; the ability of the companies to successfully retain key personnel, maintain customer relationships and integrate their businesses after the merger; the ability to obtain necessary shareholder and regulatory approvals; and the prospects and future growth of the markets served by the companies. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected for both companies. Risks and uncertainties that could cause actual results to differ materially from such forward-looking statements include, but are not limited to, factors discussed from time to time in reports filed by Cathay Bancorp, Inc. and GBC Bancorp with the Securities and Exchange Commission. The forward-looking statements contained in this document are made as of the date hereof and Cathay Bancorp, Inc. and GBC Bancorp do not assume any obligation to update the reasons why actual results could differ materially from those projected in the forward-looking statements.

         Cathay Bancorp, Inc., GBC Bancorp and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Cathay Bancorp, Inc. and GBC Bancorp in connection with the proposed merger. Information about the directors and executive officers of Cathay Bancorp, Inc. and their ownership in Cathay Bancorp, Inc. stock can be found in the proxy statement for Cathay Bancorp, Inc.'s 2003 annual meeting of stockholders. Information about the directors and executive officers of GBC Bancorp and their ownership in GBC Bancorp stock can be found in the proxy statement for GBC Bancorp's 2003 annual meeting of shareholders. You may obtain additional information regarding the interests of the participants by reading the proxy statement/prospectus described below when it becomes available.

         In connection with the proposed merger, Cathay Bancorp, Inc. and GBC Bancorp will file certain materials with the SEC, including a Registration Statement on Form S-4

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         containing a proxy statement/prospectus. Because those documents will contain important information, you are urged to read them when they become available. When filed with the SEC, they will be available for free on the SEC's website at www.sec.gov. You may obtain from us free copies of our reports, proxy statements and other information regarding us filed with the SEC and, when available, the proxy statement/prospectus relating to the proposed merger. Requests for documents relating to Cathay Bancorp, Inc. should be directed to Cathay Bancorp, Inc., 777 N. Broadway, Los Angeles, CA 90012, Attention:
         Investor Relations (213) 625-4749. Requests for documents relating to GBC Bancorp should be directed to GBC Bancorp, 800 West Sixth Street, Los Angeles, California 90017, Attention: Investor Relations (213) 972-4293.

Slide 3: This slide is titled "The #1 Asia-American Franchise" and contains the following text:

         .Becomes the leading Asian-American bank
              .#1 in deposits nationally, #2 in California
              .#1 in commercial lending with more than double the commercial loans of nearest competitor
         .Integration eased by similarity in cultures, systems - and complementary business lines
         .Immediately accretive to EPS

Slide 4: This slide is titled "The Asian-American Market" and contains the following text:

         .Traditionally high levels of:
              -Self employment and entrepreneurship
              -Saving, investing and employment
              -Income and education
         .Strong connection with Pacific Rim trade

         .Much of population is centered in communities already served by branches
         .12% of Californians are Asian-American
              -Cathay & General are well established in California

Slide 5: This slide is titled "Transaction Summary" and contains the following text:

         Name:             Cathay General Bancorp
         Consideration:    6.75 million CATY Shares +
                           $162.4 million in cash
         Aggregate Value:  $450 million
         Effective Price:  $37.95 per GBCB share
         Structure:        64% CATY Shares + 36% in cash
         Expected Closing: During Q4-2003
         Due Diligence:    Extensive due diligence completed
         Approvals:        Both companies' shareholders, regulators
         Board:            Cathay adds 3 GBC Directors

Slide 6: This slide is titled "Transaction Summary" and contains a table titled "Valuation within ranges of comparable deals" showing the valuation of the Cathay/GBC transaction as compared with recent transactions.

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Slide 7: This slide is titled "Transaction Summary" and contains the following text:

         .Immediately accretive to EPS
         .5% accretive to estimated 2004 GAAP EPS
         .18% marginal GAAP EPS accretion
         .11% accretive to estimated 2004 cash EPS
         .`Well-capitalized' ratios maintained pro forma

Slide 8: This slide is titled "Presented by: Dunson K. Cheng, Ph.D. - Chairman, President & CEO - Los Angeles, California" and contains the logo of Cathay Bank.

Slide 9: This slide is titled "Cathay Bank: In Summary" and contains the following text:

         .Founded in 1962
              -Oldest Chinese-American Bank in Southern Calif.
              -Headquarters: Los Angeles
         .Consistently Profitable Growth
         .Exceptional Shareholder Returns
         .History of Sound Credit Quality
         .Proven, Stable Management Team
         Branches:
         -So. Calif: 12
         -No. Calif: 8
         -New York: 3
         -Houston: 1
         -Int'l offices: 3

Slide 10: This slide is titled "Cathay: Organic Growth" and contains a graph showing increasing total assets from 1962 to 2001 and the caption "40-Year C.A.G.R. = 20%".

Slide 11: This slide is titled "Cathay's Successful Acquisitions" and contains the following text:

         1996
         ----
         .First Public Savings Bank of Los Angeles
              -Total assets were $276.0 million
         1999
         ----
         .Purchase of certain assets of Golden City Commercial Bank of New York
              -Total assets were $84.1 million
              -Excellent record of deposit retention

Slide 12: This slide is titled "Cathay Loans" and contains a graph showing increasing loans from 1998 to 2002 and the caption "Compound Annual Growth Rate:
18%".

Slide 13: This slide is titled "Cathay Deposits" and contains a graph showing increasing deposits from 1998 to 2002 and the caption "Compound Annual Growth
Rate: 10%".

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Slide 14: This slide is titled "Cathay's Superior Credit Quality" and contains a graph titled "Non-Performing Assets" showing decreasing non-performing assets from 1998 to 2002 and a table showing net charge-offs for the years 1998 to 2002.

Slide 15: This slide is titled "Cathay's Record of EPS Growth" and contains a graph showing increasing EPS from 1998 to 2002 and the caption "Compound Annual Growth Rate: 18%".

Slide 16: This slide is titled "Proven Generator of Shareholder Value" and contains a table showing Cathay's total return for the year to date, the last three years, the last five years and the last ten years as compared to the S&P 500 Index and the S&P Bank Index.

Slide 17: This slide is titled "Cathay Senior Management" and contains the following text:

      .Dunson K. Cheng, Ph.D., CEO, Chairman
           -Joined Cathay in 1982 as a Board member; appointed President of CB in 1985; President of Bancorp in 1990; and Chairman of Bancorp and CB in 1994

      .Anthony M. Tang, Executive VP/CFO; Senior EVP/CLO of CB
           -Joined Cathay in 1972; appointed Chief Lending Officer of CB in 1985; Director of CB in 1986; Senior EVP of CB in 1998; CFO of Bancorp in 1990; and EVP of Bancorp in 1994

      .Irwin Wong, Executive VP/Branch Administration of CB
           -Joined Cathay in 1988 as Vice President; appointed Senior VP in 1989 and Executive VP in 1999. Prior to joining CB, Mr. Wong had 17 years' banking experience with Security Pacific Bank in various capacities.

      .Elena Chan, Senior VP/CFO of CB
           -Joined Cathay in 1975; appointed Internal Auditor of CB in 1985 and Senior VP/CFO in 1992.

      .James Lin, Senior VP/Manager - Corp. Comm. and Int'l Banking Dept. of CB
           -Joined Cathay in 1981; appointed VP in 1982, Manager of International Department in 1985, First VP in 1990 and Senior VP in 1996. In 2001, Mr. Lin was appointed current position. Prior to joining CB, Mr. Lin had seven years' banking experience with other banks.

      .Top five senior executives' average banking experience - 28 years

Slide 18: This slide is titled "Presented by: Peter Wu, Ph.D. - Chairman, President & CEO - Proposed for Cathay General Bancorp: Executive Vice Chairman and COO and Member of the Office of the President/CEO" and contains the logo of General Bank.

Slide 19: This slide is titled "General Bank: In Summary" and contains the following text:

         .Founded in 1980
              -Headquarters: Los Angeles
         .Total Assets: $2.5 Billion
         .Solid "Core" Franchise
              -Profitable Commercial Banking

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              -`Core' Business Highly Efficient
              -A Leader in Financing of California Imports
         ."Non-Core" Activities Ceased
         Branches:
         -So. Calif: 14
         -No. Calif: 4
         -Massachusetts: 2
         -Washington: 1
         -Int'l offices: 1

Slide 20: This slide is titled "General Bank's Attractive Deposit Growth" and contains a graph showing increasing deposits from 1998 to 2002 and the caption "5-Year Compound Annual Growth Rate: 8%".

Slide 21: This slide is titled "General Bank's Loan Growth" and contains a graph showing increasing loans from 1998 to 2002 and the caption "Compound Annual Growth Rate: 11%".

Slide 22: This slide is titled "General Bank Aggressively Addressed `Non-Core' Businesses" and contains a graph showing net charge-offs per average loan from 1998 to 2002 and the following text:

         Net Charge Offs
         -'02: $74.1 million
         -'01: $15.9 million
         Major Items:
         - Now-Closed NYC Office: $46.5 million
         - Aircraft: $7.8 mill.
         - Syndicated: $5.4 mill.

Slide 23: This slide is titled "Pro Forma Summary" and contains the logos of Cathay Bank and General Bank.

Slide 24: This slide is titled "Creating a New Category Leader" and contains a table showing Cathay's pro forma total deposits as of March 31, 2003 and presence as compared to its peers.

Slide 25: This slide is titled "Creating a New Category Leader" and contains a table showing Cathay's pro form gross loans as of March 31, 2003 as compared to its peers.

Slide 26: This slide is titled "Creating a New Category Leader" and contains a table showing Cathay's pro forma commercial and industrial loans as of December 31, 2002 as compared to its peers.

Slide 27: This slide is titled "Extensive Due Diligence" and contains the following text:

         .Cathay reviewed approximately 65%, by aggregate value, of General Bank loans
              -All `watch list' loans
              -All unsecured loans over $5 million and all secured loans over $3 million
              -Sampled unsecured loans under $3 million and secured loans under $5 million

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         .Man hours of due diligence: 1,600

Slide 28: This slide is titled "Integration Considerations" and contains the following text:

         .Common cultures, history, market focus
         .Similar technology platforms
         .Culture of efficiency, cost consciousness
         .Credit quality highly manageable
              .Pro forma loss reserve and disposition policies to be consistent with Cathay's

Slide 29: This slide is titled "Key Transaction Items" and contains the following text:

         .Restructuring charges of approximately $20 million pre tax

         .Estimated cost savings from pro forma cost structure is approximately $14 million, or 16% of combined expenses
              -Cost reductions to be phased in fully over 18 months

         .Pro forma budget assumptions:
              -Deposit run-off of 20% over 15 months
              -No revenue enhancements from combination
              -CDI of 4% of deposits amortized over 10 years on a straight-line basis
              -$40 million in trust preferred capital raised

Slide 30: This slide is titled "2004 Pro Forma Income" and contains a table showing Cathay's earnings forecast, GBC's earnings forecast, after-tax adjustments, total net contribution from acquisition, pro forma total GAAP income and pro forma total cash income.

Slide 31: This slide is titled "Solid Accretion" and contains a table showing 2004 GAAP estimated EPS, 2004 GAAP marginal EPS and 2004 cash estimated EPS for Cathay, on a pro forma basis and in percentage of accretion.

Slide 32: This slide is titled "The #1 Asian-American Franchise" and contains the following text:

         .Becomes the leading Asian-American bank
              .#1 in deposits nationally, #2 in California
              .#1 in commercial lending with more than double the commercial loans of nearest competitor
         .Integration eased by similarity in cultures, systems - and complementary business lines
         .Immediately accretive to EPS